Exhibit 99

DOMINION RESOURCES, INC.

CONDENSED CONSOLIDATED EARNINGS STATEMENTS
(Unaudited)

	Nine Months Ended	Three Months Ended
	September 30, 2003	December 31, 2002
Operating Revenue	$9,077	$2,707

Operating Expenses	7,384	1,994

Income from operations	1,693	713

Other income (expense)	(51)	12

Interest and related charges	696	232

Income before income taxes and minority interests	946	493

Income taxes	593	155

Minority interests	(26)	--

Income before cumulative effect of changes in accounting principle	379	338

Cumulative effect of changes in accounting principle (net of income taxes of $71)	113	--

Net income	$ 492	$ 338

Earnings Per Common Share - Basic
Income before cumulative effect of changes in accounting principle	$1.20	$1.12
Cumulative effect of changes in accounting principle	0.36	--
Net income	$1.56	$1.12

Earnings Per Common Share - Diluted
Income before cumulative effect of changes in accounting principle	$1.20	$1.12
Cumulative effect of changes in accounting principle	0.36	--
Net income	$1.56	$1.12

The condensed consolidated earnings statement for the nine months ended September 30, 2003 reflects the adoption of two new accounting standards, effective January 1, 2003. These standards are Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, and Emerging Issues Task Force Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities. The condensed consolidated earnings statement for the three months ended December 31, 2002, which was prepared under different accounting policies regarding the accounting matters covered by the aforementioned new standards, may not combined with the condensed consolidated earnings statement for the nine months ended September 30, 2003, under generally accepted accounting principles.